UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

On June 1, 2024, Affimed N.V. (the “Company” or “Affimed”) issued a press release titled “Affimed Provides Follow-up Data of AFM24 plus Atezolizumab Showing Durable Responses in Heavily Pretreated NSCLC EGFR Wild-type Patients and Positive Initial Data from the NSCLC EGFR Mutant Cohort” announcing longer follow-up data from the epidermal growth factor receptor wild-type (“EGFRwt”) cohort and initial clinical efficacy data from the EGFR mutant (“EGFRmut”) cohort from the on-going AFM24-102 study in non-small cell lung cancer (“NSCLC”).

As of the updated data cutoff on May 13, 2024 for the 17 EGFRwt patients previously reported on, 15 patients were response-evaluable. Four confirmed objective responses were seen: 1 complete response (“CR”) and 3 partial responses (“PR”). In addition, 8 patients achieved stable disease (“SD”), resulting in a disease control rate of 71%. Median progression-free survival was 5.9 months with median follow-up of 7.4 months. Importantly 3 of 4 responses were ongoing for more than 7 months. All responders were resistant to checkpoint inhibitor treatment prior to the study, which supports the hypothesis that combining AFM24 with atezolizumab may provide an alternative strategy to overcome resistance to existing therapies.

As of May 21, 2024, 21 heavily pretreated EGFRmut patients (median of 3 prior therapies) had received the combination therapy of which 13 were response-evaluable. The combination of AFM24 with atezolizumab showed encouraging signals of clinical activity including 1 CR, 3 PRs and 6 patients with SD. As of the data cut-off, all responses were on-going. EGFRmut NSCLC is considered an immunogenically weak subtype where single-agent therapy with immune checkpoint inhibitors have exhibited poor response rates. The data suggests that the combination of AFM24 and atezolizumab could be acting synergistically to improve efficacy outcomes.

AFM24 and atezolizumab combination therapy demonstrated a manageable safety profile. Side effects were consistent with the known safety profiles of these agents. The most frequent side effects observed were mild to moderate infusion related reactions and transient mild to moderate increase in liver enzymes.

The EGFRwt NSCLC cohort of the study will enroll up to 40 patients and the EGFRmut NSCLC cohort will enroll up to 25 patients. Recruitment in both cohorts is ongoing, and further updates are expected in H2 2024.

A copy of the press release is attached hereto as Exhibit 99.1 and is being furnished and shall not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its corporate restructuring, the associated headcount reduction and the impact this may have on Company’s anticipated savings and total costs and expenses, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of acimtamig in combination with NK cell therapy is based on acimtamig precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® NK cells and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: June 3, 2024	By:	/s/ Andreas Harstrick
	Name:	Andreas Harstrick
Title: Interim Chief Executive Officer, Chief Medical Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated June 1, 2024.